Mail Stop 6010

December 14, 2006

Via Facsimile and U.S. Mail

Mr. Walter Witoshkin
Chief Executive Officer
QuantRx Biomedical Corporation
100 S. Main Street, Suite 300
Doylestown, PA   18901

> **Re:** **QuantRx Biomedical Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-17119**

Dear Mr. Witoshkin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 7: Capital Stock – Common Stock, page F-18

1.   We note your response to prior comment 1. As we note that the shares of common stock were issued in 2005 as a settlement of debt and not for goods and services, please address the following:
   - Describe the company's relationship with each creditor, including any ownership interests they held.
   - Tell us whether these settlements represented a troubled debt restructuring pursuant to SFAS 15, specifically, addressing whether you believe the creditors made a concession. Refer to paragraph 7 of SFAS 15 and EITF 02-4.
   - If you conclude that the settlements fall within the scope of SFAS 15, explain how you complied to the guidance in that statement when accounting for the transactions.

2.   Otherwise, please explain how you complied with the guidance in paragraph 16 of SFAS 140 and APB 26 in accounting for the transactions or cite the authoritative guidance you followed.
   - Tell us how you determined the reacquisition price of the debt. Refer to paragraph 4 of FTB 80-2.
   - Explain why, when valuing the equity interest granted to settle the debt, it would be reasonable to do so on a date other than the date on which the settlement agreement was finalized.
   - Explain how you would have met the requirements of paragraph 16 of SFAS 140 prior to that date.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant